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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 2)*

                       Alliance Semiconductor Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    01877H100
                                 (CUSIP Number)

                                December 31, 2006
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


                                   Page 1 of 5

                                   ----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

CUSIP NO. 01877H100                                            PAGE 2 OF 5 PAGES


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lloyd I. Miller, III               ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (A)  [ ]
     (B)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    1,412,729
  NUMBER OF    -----------------------------------------------------------------
   SHARES      6    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          2,216,430
    EACH       -----------------------------------------------------------------
  REPORTING    7    SOLE DISPOSITIVE POWER
   PERSON
    WITH            1,412,729
               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,216,430
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,629,159
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.1%**
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN-IA-OO***
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Calculation of the reporting person's beneficial ownership is based on a number of outstanding shares as reported by the issuer in a public filing filed with the SEC on December 29, 2006.

***  See Item 4.

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                                                                     Page 3 of 5

Introduction: Due to clerical error, the reporting person inadvertently stated
              on the Schedule 13G filed on October 5, 2006 ("October 13G") that it was an Original Schedule 13G, when in fact it was Amendment No. 1 to the Original Schedule 13G filed on April 27, 2006. Since the October 13G, there have been changes to the beneficial ownership of the Issuer's common stock held by the reporting person which require the filing of this calendar year end amendment.

Item 1(a). Name of Issuer:

           Alliance Semiconductor Corporation

Item 1(b). Address of Issuers's Principal Executive Offices:

           2900 Lakeside Drive Santa Clara, California 95054

Item 2(a). Name of Person Filing:

           Lloyd I. Miller, III

Item 2(b). Address of Principal Business Office or, if None, Residence:

           4550 Gordon Drive, Naples, Florida 34102

Item 2(c). Citizenship:

           U.S.A.

Item 2(d). Title of Class of Securities:

           Common Stock

Item 2(e). CUSIP Number:

           01877H100

Item 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
           (c), CHECK WHETHER THE PERSON FILING IS A:

           Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person has sole voting and dispositive power with respect to 1,412,729 of the reported securities as (i) a manager of a limited liability company that is the general partner of a certain limited partnership, (ii) the custodian to accounts set up under the Florida Uniform Gift to Minors Act, (iii) the trustee to certain grantor retained annuity trusts, (iv) trustee of certain generation skipping trusts, and (v) as an individual. The reporting person has shared voting and dispositive power with respect to 2,216,430 of the reported securities as (i) an investment advisor to the trustee of certain family trusts, and (ii) the trustee to a certain generation skipping trust.

           (a)  3,629,159

           (b)  11.1%*

           (c)  (i)  sole voting power: 1,412,729

                (ii) shared voting power: 2,216,430

                (iii) sole dispositive power: 1,412,729

                (iv) shared dispositive power: 2,216,430

Item 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           Not Applicable

Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

           Other than shares held directly by Lloyd I. Miller, III, persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

* Calculation of the reporting person's beneficial ownership is based on a number of outstanding shares as reported by the issuer in a public filing filed with the SEC on December 29, 2006.

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                                                                     Page 4 of 5


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

           Not Applicable

Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not Applicable

Item 9.    NOTICE OF DISSOLUTION OF GROUP:

           Not Applicable

Item 10.   CERTIFICATION:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                                     Page 5 of 5


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 13, 2007                /s/ Lloyd I. Miller, III
                                        ----------------------------------------
                                        Lloyd I. Miller, III